FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 17, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS ACQUIRES DAGTELECOM

MTS PRESS RELEASE. JULY 17, 2006

MOSCOW, RUSSIAN FEDERATION — JULY 17, 2006 — MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THAT IT HAS ACQUIRED A CONTROLLING STAKE IN DAGTELECOM, A MOBILE PHONE OPERATOR IN THE SOUTH OF RUSSIA.

MTS acquired a 74.99% controlling stake in Dagtelecom from Glaxen Corp., a company legally established and existing under the laws of the British Virgin Islands, for $14.7 million with an option to buy the remaining stake.

“The acquisition of Dagtelecom is fully in line with the Company’s development strategy in the North Caucasus. Dagtelecom provides services using the GSM-900 standard in the Republic of Dagestan, where MTS holds a GSM-90/1800 license. Therefore, this acquisition allows us to quickly begin offering mobile phone services without network construction using two standards, which will improve the quality of service for the existing subscribers, decrease the entry costs and expand MTS’ intranetwork roaming,” highlighted Leonid Melamed, President and CEO of MTS.

Dagtelecom is the GSM-900 mobile services provider in the Republic of Dagestan, a region in the south of Russia with a population of 2.6 million. The company provides services to around 170(1) thousand subscribers, which constitutes approximately 11%(2) of the market. Mobile penetration in the region is at 59.1%(3).

(1)           As of June 2006, according to the company.

(2)           As of June 2006, according to AC&M-Consulting.

(3)           As of June 2006, according to AC&M-Consulting.

According to Russian Accounting Standards (RAS), Dagtelecom’s revenues for 2005 totaled $9.5 million and net income $0.5 million. The company’s average monthly revenue per user (ARPU) was $8.9 in 2005. As of December 31, 2005, its net debt was $10.4 million(4).

(4)           All the financials are according to the company’s unaudited financial statements.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 64.10 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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WWW.MTS.RU

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: July 17, 2006